One North Jefferson Avenue

St. Louis, Missouri 63103

September 10, 2007

Dear Fellow Stockholder:

We have previously sent to you proxy material for the Special Meeting of A.G. Edwards, Inc. stockholders, to be held on September 28, 2007. Your Board of Directors unanimously recommends that stockholders vote FOR both proposals on the agenda.

Since approval of Proposal 1 requires the affirmative vote of a majority of the outstanding shares, your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

Very truly yours,

Robert L. Bagby

Chairman and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at (877) 717-3923.